March 25, 2014

VIA EDGAR

United States Securities and Exchange Commission

Re:	Northern Dynasty Minerals Ltd. (the "Company")

Annual Report on Form 40-F

Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2013, (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”).

I, J. David Gaunt, P.Geo., hereby consent to the use of my name as a named expert in connection with reference to my involvement in the preparation of the technical disclosure in the Annual Report which is based upon resource estimate in the following technical report (the "Technical Report"):

  Preliminary Assessment of the Pebble Project, Southwest Alaska dated February 17, 2011 and I consent to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report related to me in the Annual Report.

I have read the Company’s Annual Report and confirm that it that is represents full true and plain disclosure of the material technical facts about the Pebble Project that are within my area of expertise as a professional geologist.

Yours truly,

/ J. David Gaunt/

J. David Gaunt, P.Geo.

Hunter Dickinson Inc.